# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vista Credit Strategic Lending Corp., CIK 0001919369
CUSIP: U9224Y103
Title of class of securities: Class I Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002100813

## Reporting persons
- Partners Capital LLP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 2,472,067.16; shared voting power 0; sole dispositive power 2,472,067.16; shared dispositive power 0; aggregate amount beneficially owned 2,472,067.16 (9.3% of the class)
  Comment: Shares reported in this table consist of (i) 1,628,213 shares held by Mellifera L.P., a Cayman Islands exempted limited partnership managed by the Reporting Person and (ii) 843,854.161 shares held by certain other funds and accounts managed by the Reporting Person.
- Mellifera L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,628,213; shared voting power 0; sole dispositive power 1,628,213; shared dispositive power 0; aggregate amount beneficially owned 1,628,213 (6.1% of the class)
- Mellifera GP Ltd.: type of reporting person: parent holding company or control person (HC), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,628,213; shared voting power 0; sole dispositive power 1,628,213; shared dispositive power 0; aggregate amount beneficially owned 1,628,213 (6.1% of the class)
  Comment: Shares reported in this table are held by Mellifera L.P., a Cayman Islands exempted limited partnership of which the Reporting Person is general partner.

## Item 1. Issuer
Name of issuer: Vista Credit Strategic Lending Corp.
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77 New York, NY, 10001

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by Partners Capital LLP, a United Kingdom limited liability partnership ("PC"), Mellifera L.P., a Cayman Islands exempted limited partnership (the "Fund") and Mellifera GP Ltd., a Cayman Islands exempted company (the "GP" and, together with PC and the Fund, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of (i) PC is 5 Young Street, 5th Floor, London W8 5EH, UK, (ii) the Fund is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1 -1104, Cayman Islands and (iii) the GP is Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.
Citizenship: PC is a United Kingdom limited liability partnership. The Fund is a Cayman Islands exempted limited partnership. The GP is a Cayman Islands exempted company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons, in the aggregate, beneficially own 2,472,067.161 shares of Class I Common Stock, par value $0.01 per share (the "Common Stock"). The beneficial ownership of each Reporting Person is as follows: (i) PC beneficially owns 2,472,067.161 shares of Common Stock; (ii) the Fund beneficially owns 1,628,213 shares of Common Stock, and (iii) the GP beneficially owns 1,628,213 shares of Common Stock. The amounts and percentages of beneficial ownership reported herein are as of September 30, 2025.
Percent of class: The Reporting Persons, in the aggregate, beneficially own approximately 9.3% of the class of securities. The beneficial ownership of each Reporting Person is as follows: (i) PC beneficially owns approximately 9.3% of the class; (ii) the Fund beneficially owns approximately 6.1% of the class; and (iii) the Fund beneficially owns approximately 6.1% of the class. The percentages of beneficial ownership reported herein, and on each Reporting Person's cover page to this Schedule 13G, are based on a total of 25,374,033.382 shares of Common Stock issued and outstanding as of September 30, 2025, as reported in the quarterly report of the Issuer on Form 10-Q for its fiscal quarter ended September 30, 2025.
Sole power to vote or to direct the vote: PC has the sole power to vote or to direct the vote of 2,472,067.161 shares of Common Stock. The Fund has the sole power to vote or to direct the vote of 1,628,213 shares of Common Stock. The GP has the sole power to vote or to direct the vote of 1,628,213 shares of Common Stock.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: PC has the sole power to dispose or to direct the disposition of 2,472,067.161 shares of Common Stock. The Fund has the sole power to dispose or to direct the disposition of 1,628,213 shares of Common Stock. The GP has the sole power to dispose or to direct the disposition of 1,628,213 shares of Common Stock.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain other funds and accounts managed by PC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares. No such interest relates to more than 5% of the class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Partners Capital LLP: /s/ Paul Dimitruk, Paul Dimitruk, Senior Partner (12/17/2025)
- Mellifera L.P.: /s/ Paul Dimitruk, Paul Dimitruk, Director (12/17/2025)
- Mellifera GP Ltd.: /s/ Paul Dimitruk, Paul Dimitruk, Director (12/17/2025)